

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Kent A. Steinwert
Chairman, President and Chief Executive Officer
Farmers & Merchants Bancorp
111 W. Pine Street
Lodi, CA  95240

> **Re: Farmers & Merchants Bancorp**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 000-26099**

Dear Mr. Steinwert:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009
Item 1. Business, page 5

1. In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area

2. In future filings disclose here or in your MD&A:

- the risks inherent in your various loan types, noting which are higher risk,
- the underwriting policies for the loan types, and
- the interest rate terms, fixed or variable, of your loans.

Part III
Item 10.  Directors, Executive Officers and Corporate Governance, page 84

3.  Please revise future filings to add diversity disclosure required by Item 407(c)(2) of Regulation S-K or advise us why you believe no additional disclosures are required.

Item 11. Executive Compensation
Executive Compensation Discussion and Analysis, page 84

4.  We note your disclosure in response to Item 402(s) of Regulation S-K on page 14 of your proxy statement under the sub- heading "Performance Evaluation Measures." Please describe the process you undertook to reach the conclusion that further disclosure is not necessary.

5.  Advise how the particular bonus awards were determined for 2009.  In your response and in future filings disclose any targets for performance ratios, net income or other strategic goals. Disclose the actual target and the actual performance obtained for each target. See Instruction 4 to Item 402(b) of Regulation S-K.

Form 10-Q for the quarterly period ended September 30, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations
Classified Loans and Non-Performing Assets, page 29

6.  We note your disclosure on page 44 of the December 31, 2009 Form 10-K related to the seven restructured residential mortgage loans with balances totaling $556,000 at December 31, 2009 and your disclosure on page 28 of the June 30, 2010 Form 10-Q related to the $32.7 million in loans that were restructured into multiple note (i.e., A/B Note) structure.  We further note your disclosure that at September 30, 2010, classified loans included $30.5 million comprised of multiple restructured loans to two borrowers.  Please tell us and revise future filings to disclose the following:

- how you identify loans to be restructured and more specifically, how you identified those loans noted above for restructuring;
- the benefits of these workout strategies, including the impact on interest income and credit classification for the periods ending December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010;
- the general terms of the new loans and as it relates to the multiple note structure, how the A note and B note differ, particularly addressing whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
- as it relates to the multiple note structure, whether the entire B note was immediately charged-off upon restructuring.  If not, clarify whether you combined the restructured notes in your evaluation of whether the notes should remain on accrual status;
- whether these loans meet the definition of a troubled debt restructuring;
- your policy for subsequently removing such loans from troubled debt restructuring classification;
- whether these loans meet the definition of impaired loans, specifically addressing whether these loans were classified as impaired at December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010; and

- whether these loans were included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.  If changes in terms, payments or classification may impact one or both analysis, please explain how and when these calculations would be impacted.

7. Please tell us the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses as of September 30, 2010 and reconcile this information to your non-recurring fair value disclosures provided on page 14.  Lastly, please refer to ASC 310-10-50-15 and confirm that you will revise all future filings to disclose this information as of each balance sheet date presented.  Refer to ASC 310-10-50-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief